Exhibit 99.3

NUTRIEN LTD.

INTERIM FINANCIAL STATEMENTS AND NOTES

AS AT AND FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2019

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings

		Three Months Ended June 30		Six Months Ended June 30

		2019	2018	2019	2018

			Note 1		Note 1

SALES	Note 2	$8,657	$8,105	$12,348	$11,771

Freight, transportation and distribution		(250)	(214)	(421)	(422)

Cost of goods sold		(6,095)	(5,760)	(8,640)	(8,371)

GROSS MARGIN		2,312	2,131	3,287	2,978

Selling expenses		(690)	(666)	(1,228)	(1,198)

General and administrative expenses		(95)	(97)	(190)	(200)

Provincial mining and other taxes		(96)	(65)	(161)	(113)

Share-based compensation		(59)	(82)	(116)	(98)

Other expenses	Note 3	(77)	(70)	(121)	(142)

EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES		1,295	1,151	1,471	1,227

Finance costs		(143)	(133)	(266)	(252)

EARNINGS BEFORE INCOME TAXES		1,152	1,018	1,205	975

Income tax expense	Note 4	(294)	(277)	(306)	(235)

NET EARNINGS FROM CONTINUING OPERATIONS		858	741	899	740

Net earnings from discontinued operations	Note 5	–	675	–	675

NET EARNINGS		$858	$1,416	$899	$1,415

NET EARNINGS PER SHARE FROM CONTINUING OPERATIONS

Basic		$1.48	$1.18	$1.52	$1.16

Diluted		1.47	1.17	1.52	1.16

NET EARNINGS PER SHARE FROM DISCONTINUED OPERATIONS

Basic		$–	$1.07	$–	$1.06

Diluted		–	1.07	–	1.06

NET EARNINGS PER SHARE FROM CONTINUING AND DISCONTINUED OPERATIONS

Basic		$1.48	$2.25	$1.52	$2.22

Diluted		1.47	2.24	1.52	2.22

Weighted average shares outstanding for basic earnings per share (“EPS”)		581,433,000	630,548,000	591,792,000	636,438,000

Weighted average shares outstanding for diluted EPS		582,360,000	631,073,000	592,714,000	636,971,000

(See Notes to the Condensed Consolidated Financial Statements)

Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended June 30		Six Months Ended June 30

(Net of related income taxes)	2019	2018	2019	2018

		Note 1		Note 1

NET EARNINGS	$858	$1,416	$899	$1,415

Other comprehensive (loss) income

Items that will not be reclassified to net earnings:

Net actuarial (loss) gain on defined benefit plans	–	(1)	–	56

Net fair value loss on investments	(24)	(10)	(15)	(93)

Items that have been or may be subsequently reclassified to net earnings:

Gain (loss) on currency translation of foreign operations	16	(97)	35	(138)

Other	(6)	3	(2)	–

OTHER COMPREHENSIVE (LOSS) INCOME	(14)	(105)	18	(175)

COMPREHENSIVE INCOME	$844	$1,311	$917	$1,240

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Cash Flows

		Three Months Ended June 30		Six Months Ended June 30

		2019	2018	2019	2018

			Note 1		Note 1

OPERATING ACTIVITIES

Net earnings		$858	$1,416	$899	$1,415

Adjustments for:

Depreciation and amortization		486	356	906	767

Share-based compensation		59	82	116	98

Impairment of assets		–	–	33	–

Provision for deferred income tax		150	306	147	298

Gain on sale of investment	Note 5	–	(841)	–	(841)

Other long-term liabilities and miscellaneous		(2)	(10)	–	(28)

Changes in non-cash operating working capital:

Receivables		(1,905)	(1,644)	(2,051)	(1,831)

Inventories		2,207	1,696	698	(5)

Prepaid expenses and other current assets		369	209	824	854

Payables and accrued charges		(1,050)	(969)	(915)	(466)

CASH PROVIDED BY OPERATING ACTIVITIES		1,172	601	657	261

INVESTING ACTIVITIES

Additions to property, plant and equipment		(369)	(323)	(659)	(561)

Business acquisitions, net of cash acquired	Note 10	(2)	(60)	(489)	(245)

Proceeds from disposal of discontinued operations, net of tax	Note 5	45	1,067	55	1,819

Purchase of investments		(96)	(108)	(122)	(108)

Cash acquired in Merger		–	–	–	466

Other		2	10	(14)	11

CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES		(420)	586	(1,229)	1,382

FINANCING ACTIVITIES

Transaction costs on long-term debt		(29)	(15)	(29)	(21)

(Repayment of) proceeds from short-term debt, net		(45)	1,399	959	1,895

Proceeds from long-term debt	Note 8	1,510	–	1,510	–

Repayment of long-term debt	Note 8	(500)	(6)	(1,000)	(6)

Repayment of principal portion of lease liabilities		(63)	–	(116)	–

Dividends paid	Note 9	(256)	(255)	(520)	(460)

Repurchase of common shares	Note 9	(1,132)	(803)	(1,930)	(1,204)

Issuance of common shares	Note 9	15	1	17	2

CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES		(500)	321	(1,109)	206

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(9)	(12)	(17)	(9)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		243	1,496	(1,698)	1,840

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		373	460	2,314	116

CASH AND CASH EQUIVALENTS, END OF PERIOD		$616	$1,956	$616	$1,956

Cash and cash equivalents comprised of:

Cash		$378	$595	$378	$595

Short-term investments		238	1,361	238	1,361

		$616	$1,956	$616	$1,956

SUPPLEMENTAL CASH FLOWS INFORMATION

Interest paid		$128	$127	$242	$241

Income taxes paid (received)		70	67	(45)	96

Total cash outflow for leases		88	–	164	–

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Changes in Shareholders’ Equity

			Accumulated Other Comprehensive (Loss) Income (“AOCI”)

	Share Capital	Contributed Surplus	Net Fair Value Loss on Investments	Net Actuarial Gain on Defined Benefit Plans [1]	Loss on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Total Equity [2]

						Note 1

BALANCE – DECEMBER 31, 2018	$16,740	$231	$(7)	$–	$ (251)	$(33)	$(291)	$7,745	$24,425

Net earnings	–	–	–	–	–	–	–	899	899

Other comprehensive (loss) income	–	–	(15)	–	35	(2)	18	–	18

Shares repurchased (Note 9)	(992)	–	–	–	–	–	–	(886)	(1,878)

Dividends declared	–	–	–	–	–	–	–	(244)	(244)

Effect of share-based compensation including issuance of common shares	20	7	–	–	–	–	–	–	27

Transfer of net loss on investment	–	–	3	–	–	–	3	(3)	–

Transfer of net loss on cash flow hedges	–	–	–	–	–	4	4	–	4

BALANCE – JUNE 30, 2019	$15,768	$238	$(19)	$–	$(216)	$(31)	$(266)	$7,511	$23,251

BALANCE – DECEMBER 31, 2017	$1,806	$230	$73	$–	$(2)	$(46)	$25	$6,242	$8,303

Merger impact	15,898	7	–	–	–	–	–	(1)	15,904

Net earnings	–	–	–	–	–	–	–	1,415	1,415

Other comprehensive (loss) income	–	–	(93)	56	(138)	–	(175)	–	(175)

Shares repurchased (Note 9)	(685)	(23)	–	–	–	–	–	(561)	(1,269)

Dividends declared	–	–	–	–	–	–	–	(507)	(507)

Effect of share-based compensation including issuance of common shares	5	9	–	–	–	–	–	–	14

Transfer of net actuarial gain on defined benefit plans	–	–	–	(56)	–	–	(56)	56	–

Transfer of net loss on sale of investment (Note 5)	–	–	19	–	–	–	19	(19)	–

Transfer of net loss on cash flow hedges	–	–	–	–	–	15	15	–	15

BALANCE – JUNE 30, 2018	$17,024	$223	$(1)	$–	$(140)	$(31)	$(172)	$6,625	$23,700

1	Any amounts incurred during a period were closed out to retained earnings at each period-end. Therefore, no balance exists at the beginning or end of period.

2	All equity transactions were attributable to common shareholders.

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Balance Sheets

As at		June 30, 2019	December 31, 2018

ASSETS

Current assets

Cash and cash equivalents		$616	$2,314

Receivables		5,200	3,342

Inventories		4,346	4,917

Prepaid expenses and other current assets		383	1,089

		10,545	11,662

Non-current assets

Property, plant and equipment		19,840	18,796

Goodwill		11,716	11,431

Other intangible assets		2,291	2,210

Investments	Note 10	796	878

Other assets		518	525

TOTAL ASSETS		$45,706	$45,502

LIABILITIES

Current liabilities

Short-term debt	Note 7	$1,609	$629

Current portion of long-term debt	Note 8	711	1,003

Payables and accrued charges		5,483	6,703

		7,803	8,335

Non-current liabilities

Long-term debt	Note 8	9,328	7,591

Deferred income tax liabilities	Note 4	3,082	2,907

Pension and other post-retirement benefit liabilities		420	395

Asset retirement obligations and accrued environmental costs		1,657	1,673

Other non-current liabilities		165	176

TOTAL LIABILITIES		22,455	21,077

SHAREHOLDERS’ EQUITY

Share capital	Note 9	15,768	16,740

Contributed surplus		238	231

Accumulated other comprehensive loss		(266)	(291)

Retained earnings		7,511	7,745

TOTAL SHAREHOLDERS’ EQUITY		23,251	24,425

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$45,706	$45,502

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Six Months Ended June 30, 2019

Note 1  Basis of Presentation

Nutrien Ltd. (collectively with its subsidiaries, known as “Nutrien” or the “Company” except to the extent the context otherwise requires) is an integrated ag solutions provider and plays a critical role in helping growers around the globe increase food production in a sustainable manner. Nutrien is the world’s largest provider of crop inputs and services. Disclosures related to the merger of Potash Corporation of Saskatchewan Inc. and Agrium Inc. (the “Merger”) can be found in Note 2 of the Company’s 2018 annual consolidated financial statements.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are consistent with those used in the preparation of the Company’s 2018 annual consolidated financial statements, with the exception of IFRS 16, “Leases” (“IFRS 16”), which was adopted effective January 1, 2019, and resulted in an increase to property, plant and equipment and long-term debt of approximately $1 billion at January 1, 2019. Other impacts from adoption of IFRS 16 are disclosed in Note 13 of Nutrien’s first quarter 2019 unaudited condensed consolidated financial statements. These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the Company’s 2018 annual consolidated financial statements.

Certain immaterial 2018 figures have been reclassified or grouped together in the condensed consolidated statements of: earnings, comprehensive income, cash flows, changes in shareholders’ equity and in the segment information.

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year.

These interim financial statements were authorized by the audit committee of the Board of Directors for issue on July 29, 2019.

Note 2  Segment Information

The Company’s four reportable operating segments are: Retail, Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and provides services directly to growers through a network of farm centers in North and South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produces. In the first quarter of 2019, the Company’s Chief Operating Decision Maker reassessed product groupings and decided to evaluate the performance of ammonium sulfate as part of the Nitrogen segment, rather than the Phosphate and Sulfate segment reported in the Company’s 2018 annual consolidated financial statements. Comparative amounts for Nitrogen and Phosphate were restated. For the three months ended June 30, 2018, Nitrogen reflected increases of $33, $18 and $18 in sales, gross margin and EBITDA, respectively, and for the six months ended June 30, 2018, Nitrogen reflected increases of $60, $23 and $28 in sales, gross margin and EBITDA, respectively, as well as $377 in assets as at December 31, 2018, with corresponding decreases in Phosphate. In addition, the “Others” segment was renamed to “Corporate and Others”.

Unaudited	In millions of US dollars except as otherwise noted

	Three Months Ended June 30, 2019

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	$6,503	$873	$857	$424	$–	$–	$8,657

– intersegment	9	47	235	60	–	(351)	–

Sales – total	6,512	920	1,092	484	–	(351)	8,657

Freight, transportation and distribution	–	(72)	(126)	(66)	–	14	(250)

Net sales	6,512	848	966	418	–	(337)

Cost of goods sold	(5,072)	(317)	(672)	(428)	–	394	(6,095)

Gross margin	1,440	531	294	(10)	–	57	2,312

Selling expenses	(683)	(1)	(7)	(2)	3	–	(690)

General and administrative expenses	(27)	–	(5)	(1)	(62)	–	(95)

Provincial mining and other taxes	–	(91)	–	(1)	(4)	–	(96)

Share-based compensation	–	–	–	–	(59)	–	(59)

Other (expenses) income	(39)	–	23	(10)	(51)	–	(77)

Earnings (loss) before finance costs and income taxes	691	439	305	(24)	(173)	57	1,295

Depreciation and amortization	145	114	154	62	11	–	486

EBITDA [1]	$836	$553	$459	$38	$(162)	$57	$1,781

Assets – at June 30, 2019	$19,340	$11,853	$10,828	$2,265	$1,756	$(336)	$45,706

1

Consolidated EBITDA is a non-IFRS measure calculated as net earnings (loss) from continuing operations before finance costs, income taxes, and depreciation and amortization. Non-IFRS measures are a numerical measure of a company’s performance, that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measures calculated and presented in accordance with IFRS. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. Management believes the non-IFRS measures provide transparent and useful supplemental information to investors in order that they may evaluate Nutrien’s financial performance using the same measures as management. As a valuation measurement, EBITDA excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the Company’s day-to-day operations, and is used as a measure of the Company’s ability to service debt and to meet other payment obligations. This non-IFRS financial measure should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with IFRS.

	Three Months Ended June 30, 2018

	Retail	Potash	Nitrogen [1]	Phosphate [1]	Corporate and Others	Eliminations	Consolidated

Sales – third party	$6,291	$666	$801	$347	$–	$–	$8,105

– intersegment	11	50	201	66	–	(328)	–

Sales – total	6,302	716	1,002	413	–	(328)	8,105

Freight, transportation and distribution	–	(78)	(116)	(49)	–	29	(214)

Net sales	6,302	638	886	364	–	(299)

Cost of goods sold	(4,870)	(274)	(607)	(340)	–	331	(5,760)

Gross margin	1,432	364	279	24	–	32	2,131

Selling expenses	(657)	(3)	(8)	(2)	4	–	(666)

General and administrative expenses	(25)	(2)	(4)	(1)	(65)	–	(97)

Provincial mining and other taxes	–	(62)	(1)	(1)	(1)	–	(65)

Share-based compensation	–	–	–	–	(82)	–	(82)

Other income (expenses)	14	(4)	2	1	(83)	–	(70)

Earnings (loss) before finance costs and income taxes	764	293	268	21	(227)	32	1,151

Depreciation and amortization	122	93	85	42	14	–	356

EBITDA	$886	$386	$353	$63	$(213)	$32	$1,507

Assets – at December 31, 2018	$17,964	$11,710	$10,386	$2,406	$3,678	$(642)	$45,502

1	Comparative figures have been restated to reflect the change in the sulfate product grouping from Phosphate and Sulfate to Nitrogen.

Unaudited	In millions of US dollars except as otherwise noted

	Six Months Ended June 30, 2019

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	$8,533	$1,580	$1,469	$766	$–	$–	$12,348

– intersegment	18	110	372	117	–	(617)	–

Sales – total	8,551	1,690	1,841	883	–	(617)	12,348

Freight, transportation and distribution	–	(145)	(198)	(116)	–	38	(421)

Net sales	8,551	1,545	1,643	767	–	(579)

Cost of goods sold	(6,702)	(589)	(1,183)	(763)	–	597	(8,640)

Gross margin	1,849	956	460	4	–	18	3,287

Selling expenses	(1,215)	(5)	(14)	(3)	9	–	(1,228)

General and administrative expenses	(54)	–	(7)	(3)	(126)	–	(190)

Provincial mining and other taxes	–	(154)	(1)	(1)	(5)	–	(161)

Share-based compensation	–	–	–	–	(116)	–	(116)

Other (expenses) income	(51)	3	28	(13)	(88)	–	(121)

Earnings (loss) before finance costs and income taxes	529	800	466	(16)	(326)	18	1,471

Depreciation and amortization	281	214	267	122	22	–	906

EBITDA	$810	$1,014	$733	$106	$(304)	$18	$2,377

Assets – at June 30, 2019	$19,340	$11,853	$10,828	$2,265	$1,756	$(336)	$45,706

	Six Months Ended June 30, 2018

	Retail	Potash	Nitrogen [1]	Phosphate [1]	Corporate and Others	Eliminations	Consolidated

Sales – third party	$8,350	$1,268	$1,437	$716	$–	$–	$11,771

– intersegment	22	118	338	132	–	(610)	–

Sales – total	8,372	1,386	1,775	848	–	(610)	11,771

Freight, transportation and distribution	–	(173)	(194)	(103)	–	48	(422)

Net sales	8,372	1,213	1,581	745	–	(562)

Cost of goods sold	(6,532)	(554)	(1,149)	(697)	–	561	(8,371)

Gross margin	1,840	659	432	48	–	(1)	2,978

Selling expenses	(1,180)	(6)	(16)	(5)	9	–	(1,198)

General and administrative expenses	(48)	(5)	(10)	(4)	(133)	–	(200)

Provincial mining and other taxes	–	(110)	(1)	(1)	(1)	–	(113)

Share-based compensation	–	–	–	–	(98)	–	(98)

Other income (expenses)	19	(8)	–	1	(154)	–	(142)

Earnings (loss) before finance costs and income taxes	631	530	405	39	(377)	(1)	1,227

Depreciation and amortization	245	184	219	88	31	–	767

EBITDA	$876	$714	$624	$127	$(346)	$(1)	$1,994

Assets – at December 31, 2018	$17,964	$11,710	$10,386	$2,406	$3,678	$(642)	$45,502

1	Comparative figures have been restated to reflect the change in the sulfate product grouping from Phosphate and Sulfate to Nitrogen.

Unaudited	In millions of US dollars except as otherwise noted

The Company disaggregated revenue from contracts with customers by product line or geographic location for each reportable segment to show how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

	Three Months Ended June 30		Six Months Ended June 30

	2019	2018	2019	2018

Retail sales by product line

Crop nutrients	$2,626	$2,326	$3,313	$3,010

Crop protection products	2,286	2,358	3,030	3,132

Seed	1,197	1,183	1,553	1,524

Merchandise	144	161	252	281

Services and other	259	274	403	425

	$6,512	$6,302	$8,551	$8,372

Potash sales by geography

Manufactured Product

North America	$329	$300	$647	$645

Offshore [1]	591	416	1,042	740

Other potash and purchased products	–	–	1	1

	$920	$716	$1,690	$1,386

Nitrogen sales by product line [2]

Manufactured Product

Ammonia	$354	$322	$541	$558

Urea	331	281	562	513

Solutions, nitrates and sulfates	229	238	420	413

Other nitrogen and purchased products	178	161	318	291

	$1,092	$1,002	$1,841	$1,775

Phosphate sales by product line [2]

Manufactured Product

Fertilizer	$307	$265	$547	$541

Industrial and feed	116	108	240	226

Other phosphate and purchased products	61	40	96	81

	$484	$413	$883	$848

1	Relates primarily to Canpotex Ltd. (“Canpotex”) (Note 12).
2	Comparative figures have been restated to reflect the change in the sulfate product grouping from Phosphate and Sulfate to Nitrogen.

Note 3  Other Expenses

	Three Months Ended June 30		Six Months Ended June 30

	2019	2018	2019	2018

Earnings of equity-accounted investees	$30	$4	$47	$11

Merger and related costs	(25)	(15)	(36)	(81)

Foreign exchange (loss) gain	(5)	–	(12)	2

Impairment of assets [1]	–	–	(33)	–

Other expenses	(77)	(59)	(87)	(74)

	$(77)	$(70)	$(121)	$(142)

1	During the six months ended June 30, 2019, the Company impaired certain intangible assets.

Unaudited	In millions of US dollars except as otherwise noted

Note 4  Income Taxes

A separate estimated average annual effective income tax rate was determined for each taxing jurisdiction and applied individually to the interim period pre-tax earnings from continuing operations for each jurisdiction.

	Three Months Ended June 30		Six Months Ended June 30

Income Tax Related to Continuing Operations	2019	2018	2019	2018

Income tax expense	$(294)	$(277)	$(306)	$(235)

Actual effective tax rate on earnings from continuing operations	26%	27%	25%	24%

Actual effective tax rate including discrete items	26%	27%	25%	24%

Discrete tax adjustments that impacted the tax rate	$11	$(1)	$(4)	$2

Income tax balances within the condensed consolidated balance sheets were comprised of the following:

		As at	As at

Income Tax Assets (Liabilities)	Balance Sheet Location	June 30, 2019	December 31, 2018
Current income tax assets

Current	Receivables	$46	$248

Non-current	Other assets	36	36

Deferred income tax assets	Other assets	240	216

Total income tax assets		$322	$500

Current income tax liabilities

Current	Payables and accrued charges	$(44)	$(47)

Non-current	Other non-current liabilities	(42)	(64)

Deferred income tax liabilities	Deferred income tax liabilities	(3,082)	(2,907)

Total income tax liabilities		$(3,168)	$(3,018)

Note 5  Discontinued Operations

During the three and six months ended June 30, 2019, there were no discontinued operations.

In 2018, the Company’s investments in Sociedad Quimica y Minera de Chile S.A. (“SQM”), Israel Chemical Ltd. (“ICL”) and Arab Potash Company (“APC”) were presented as discontinued operations. During the six months ended June 30, 2018, the Company sold its investments in ICL, a portion of its investment in SQM and its Conda Phosphate operations for proceeds, net of commissions, of $1,061, $685 and $73, respectively.

Net earnings from discontinued operations were comprised of:

Three and Six Months Ended June 30, 2018

Gain on disposal of investment in SQM	$841

Dividend income of SQM, APC and ICL [1]	126

Income tax expense [2]	(292)

Net earnings from discontinued operations	$675

1	Dividend income is included in cash provided by operating activities on the condensed consolidated statements of cash flows.

2

For 2018, income tax expense is comprised of $255 relating to the disposals of certain SQM shares including the planned repatriation of the net proceeds, and $37 relating to earnings from discontinued operations.

Note 6 Financial Instruments

Fair Value

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm’s-length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by the Company’s finance department. There have been no changes to the Company’s valuation methods presented in Note 13 of the 2018 annual consolidated financial statements and those valuation methods have been applied in these interim financial statements.

Unaudited	In millions of US dollars except as otherwise noted

The following table presents the Company’s fair value hierarchy for financial assets and financial liabilities carried at fair value on a recurring basis or measured at amortized costs:

	June 30, 2019			December 31, 2018

Financial instruments measured at	Carrying Amount	Level 1 [1]	Level 2 [1]	Carrying Amount	Level 1 [1]	Level 2 [1]

Fair value on a recurring basis

Cash and cash equivalents	$616	$–	$616	$2,314	$–	$2,314

Derivative instrument assets	6	–	6	5	–	5

Other current financial assets - marketable securities [2]	168	22	146	97	12	85

Investments at FVTOCI [3]	170	170	–	186	186	–

Derivative instrument liabilities	(54)	–	(54)	(71)	–	(71)

Amortized cost

Current portion of long-term debt

Senior notes and debentures [4]	$(493)	$(509)	$–	$(995)	$–	$(1,009)

Fixed and floating rate debt	(10)	–	(10)	(8)	–	(8)

Long-term debt

Senior notes and debentures [4]	(8,534)	(4,640)	(4,178)	(7,569)	(1,004)	(6,177)

Fixed and floating rate debt	(24)	–	(24)	(22)	–	(22)

1

Financial instruments included in Level 1 are measured using quoted prices in active markets for identical assets or liabilities, while those classified as Level 2 are measured using significant other observable inputs. During the period ended June 30, 2019, there were no transfers between Level 1 and Level 2 for financial instruments measured at fair value. The Company’s policy is to recognize transfers at the end of the reporting period.

2

Marketable securities consist of equity and fixed income securities. The Company determines the fair value of equity securities based on the bid price of identical instruments in active markets. The Company values fixed income securities using quoted prices of instruments with similar terms and credit risk.

3	Investments at FVTOCI are comprised of shares in Sinofert Holdings Ltd. (“Sinofert”) (December 31, 2018 – Sinofert and other).

4	Carrying amount of liability includes net unamortized debt issue costs.

Note 7  Short-Term Debt

During the three months ended June 30, 2019, the Company terminated its $500 accounts receivable securitization program. There were no loan drawdowns made under this program in 2019.

Note 8  Long-Term Debt

In April 2019, the Company issued $750 aggregate principal amount of 4.200 percent senior notes due April 1, 2029 and $750 aggregate principal amount of 5.000 percent senior notes due April 1, 2049 (together, the “Senior Notes”). The Senior Notes are unsecured, rank equally with Nutrien’s existing unsecured debt, and have no sinking fund requirements prior to maturity. Each series of Senior Notes is redeemable and provides for redemption prior to maturity, at the Company’s option, at specified prices.

During the six months ended June 30, 2019, the Company repaid $500 aggregate principal amount of 6.750 percent debentures that matured on January 15, 2019 and $500 aggregate principal amount of 6.500 percent senior notes that matured on May 15, 2019.

Note 9  Share Capital

Authorized

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares. The common shares are not redeemable or convertible. The preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors. No preferred shares have been issued.

Issued

	Number of Common Shares	Share Capital

Balance – December 31, 2018	608,535,477	$16,740

Issued under option plans and share-settled plans	397,889	20

Repurchased	(36,066,766)	(992)

Balance – June 30, 2019	572,866,600	$15,768

Unaudited	In millions of US dollars except as otherwise noted

Share repurchase programs

	Board of Directors Approval	Expiry	Maximum Shares for Repurchase

2018 Normal Course Issuer Bid [1]	February 20, 2018	February 22, 2019	50,363,686

2019 Normal Course Issuer Bid [2]	February 20, 2019	February 26, 2020	30,133,631

1	On December 14, 2018, the normal course issuer bid was increased to permit the repurchase of up to eight percent of the Company’s outstanding common shares.

2

The normal course issuer bid permits the repurchase of up to five percent of the Company’s outstanding common shares and can expire earlier than the date above if the maximum number of common shares allowable is acquired earlier or the Company otherwise decides not to make any further repurchases.

Purchases under the 2019 normal course issuer bid were made through open market purchases at market price as well as by other means as permitted by applicable securities regulatory authorities, including private agreements. The Company purchased the maximum authorized amount under the 2019 normal course issuer bid by June 30, 2019.

The following table summarizes the Company’s share repurchase activities during the period:

	Three Months Ended June 30		Six Months Ended June 30

	2019	2018	2019	2018

Common shares repurchased for cancellation	20,590,564	15,616,536	36,066,766	24,938,123

Average price per share	$52.27	$52.00	$52.07	$50.88

Total Cost	$1,076	$812	$1,878	$1,269

Repurchase resulting in a reduction of:

Share capital	$566	$429	$992	$685

Contributed surplus [1]	–	–	–	23

Retained earnings [1]	510	383	886	561

1	The excess of net cost over the average book value of the shares.

Dividends declared

The Company declared dividends per share of $0.43 (2018 - $0.40) during the three months ended June 30, 2019, payable on July 18, 2019 to shareholders of record on June 28, 2019, and $0.43 (2018 - $0.80) during the six months ended June 30, 2019.

On May 27, 2019, the Company announced an increase in the expected quarterly dividend from $0.43 per share to $0.45 per share commencing with the quarterly dividend having a record date at the end of the third quarter of 2019 and until otherwise determined by the Board of Directors.

Note 10  Business Acquisitions

During the first half of 2019, the Retail segment acquired 46 Retail locations in North and South America and Australia, which included companies operating within the proprietary products business, such as Actagro, LLC, a developer, manufacturer and marketer of environmentally sustainable soil and plant health products and technologies. Benefits of the acquisitions include expansion of geographical coverage for the sale of crop input products, increased customer base and workforce, and synergies between Nutrien and the acquired businesses.

The purchase price allocation for these acquisitions is not final as the Company is still gathering and analyzing information relating to the acquired assets and assumed liabilities, including fair values and the resulting income tax impact. The Company has engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed.

Unaudited	In millions of US dollars except as otherwise noted

The preliminary values allocated to the acquired assets and assumed liabilities based upon fair values were as follows:

June 30, 2019

Current assets	$222

Property, plant and equipment	111

Goodwill [1]	277

Other intangible assets	161

Current liabilities	(136)

Long-term debt, including current portion	(36)

Other non-current liabilities	(10)

Total consideration	$589

Previously held equity-accounted interest in Agrichem [2]	(100)

Total consideration, net of cash and cash equivalents acquired	$489

1

Goodwill was calculated as the excess of fair value of consideration transferred over the recognized amount of net identifiable assets acquired. The portion of goodwill deductible for income tax purposes will be determined when the purchase allocation is finalized.

2

In the first half of 2019, the Company acquired the remaining 20 percent interest in Agrichem, a fertilizer producer and marketer located in Brazil, making it a wholly owned consolidated subsidiary. Prior to this acquisition, the Company held an 80 percent ownership interest in Agrichem, and under a contractual agreement, had joint control with the other shareholder of Agrichem. At the date of acquisition of the remaining 20 percent interest, the Company ceased equity accounting for its investment in Agrichem.

	Three Months Ended June 30, 2019	Six Months Ended June 30, 2019

Financial information related to business acquisitions [1]

Sales from date of acquisitions	$156	$168

Net earnings from continuing operations before income taxes from date of acquisitions	$6	$2

1

Estimated annual sales and earnings before finance costs, income taxes and depreciation and amortization if acquisitions occurred at the beginning of the year are approximately $420 and $70, respectively.

In the first quarter of 2019, the Company announced an agreement to acquire Ruralco Holdings Limited (“Ruralco”), an agriservices business in Australia with more than 500 operating locations, for an estimated purchase price of AUD$469. Closing of the transaction is subject to customary conditions, including Ruralco shareholder approval and regulatory approval from the Australia Competition and Consumer Commission and the Australian Foreign Investment Review Board, and is expected to be completed in the second half of 2019.

Note 11  Seasonality

Seasonality in the Company’s business results from increased demand for products during planting season. Crop input sales are generally higher in spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. Feed and industrial sales are more evenly distributed throughout the year. The results of this seasonality have a corresponding effect on trade and rebates receivables, inventories, prepaid expenses and other current assets and trade payables. Our short-term debt also fluctuates during the year to meet working capital needs. The Company’s cash collections generally occur after the application season is complete while customer prepayments are concentrated in December and January.

Note 12  Related Party Transactions

The Company sells potash from its Canadian mines for use outside Canada and the United States exclusively to Canpotex. Sales are at prevailing market prices and are settled on normal trade terms. Sales to Canpotex for the three months ended June 30, 2019 were $591 (2018 – $416) and the six months ended June 30, 2019 were $1,042 (2018 – $740). At June 30, 2019, $332 (December 31, 2018 – $208) was owing from Canpotex.